UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JANUARY 16, 2009
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated January 16, 2009.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  January 16, 2009

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES FOURTH QUARTER EARNINGS RELEASE AND CONFERENCE CALL

ATHENS, Greece, Jan 16, 2009  -- Capital Product Partners L.P. (Nasdaq:CPLP) today announced that it will release financial results for the fourth quarter ended December 31, 2008, before the NASDAQ market open on Friday January 30, 2009. Following the release of its results, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Friday January 30, 2009, at 10:00 am Eastern Time (U.S.).

The public is invited to listen to the conference call by dialing +1-888-935-4575 (U.S. and Canada, toll free), or +1-718-354-1385 (international); reference number 9243078#. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

A replay of the call will be available through midnight Eastern Time on Wednesday February 4, 2009. The replay can be accessed by calling +1-866-883-4489 (U.S. and Canada, toll free) or +1-718-354-1112 (international). The access code for the replay is 9243078#. A replay of the webcast can also be accessed from the company's website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 18 vessels, including 15 modern MR tankers, two small product tankers and one suezmax crude oil tanker. All 18 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com